
December 17, 2014

Via E-mail
Wayne S. Deveydt
Executive Vice President and
Chief Financial Officer
Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204

> **Re:** **Anthem, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed October 29, 2014**
> **File Number: 001-16751**

Dear Mr. Deveydt:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to the comment.

After reviewing the information you provide in response to the comment, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 8

1. Please provide us with your accounting policy for the risk adjustment, reinsurance, and risk corridor premium stabilization programs that you reference herein. Please also tell us the amounts you have recorded for each item as well as for the reinsurance fee assessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Wayne S. Deveydt
Anthem, Inc.
December 17, 2014
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant